UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BCB Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

072888 10 0

(CUSIP Number)

COPY TO:

GIORDANO, HALLERAN & CIESLA, P.C.
125 HALF MILE ROAD
P.O. BOX 190
MIDDLETOWN, NJ 07748
(732) 741-3900
Attn:  JOHN A. AIELLO, ESQ.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 072888 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) COMMITTEE FOR SOUND CORPORATE GOVERNANCE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,283 shares owned by the members of the Committee in the aggregate

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald S. Cymbor, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,464

	8.	Shared Voting Power 16,335

	9.	Sole Dispositive Power 61,464

	10.	Shared Dispositive Power 16,335

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,799

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert G. Doria

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,504

	8.	Shared Voting Power 8,191

	9.	Sole Dispositive Power 17,504

	10.	Shared Dispositive Power 8,191

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan Ferraro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,331

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,331

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,331

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Phyllis Wasserman Garelick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,884

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,884

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Hughes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,978

	8.	Shared Voting Power 303

	9.	Sole Dispositive Power 13,978

	10.	Shared Dispositive Power 303

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Virginia Boele Kemp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,541

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,541

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary R. Maita

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,851

	8.	Shared Voting Power 9,143

	9.	Sole Dispositive Power 51,851

	10.	Shared Dispositive Power 9,143

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Masone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,876

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,876

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,876

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H. Mickey McCabe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,992

	8.	Shared Voting Power 55,599

	9.	Sole Dispositive Power 12,992

	10.	Shared Dispositive Power 55,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth R. Poesl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 107,546

	8.	Shared Voting Power 1,597

	9.	Sole Dispositive Power 107,546

	10.	Shared Dispositive Power 1,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Henry Sanchez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,420

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,420

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,420

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark A. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) —

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Tagliareni

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,169

	8.	Shared Voting Power 7,684

	9.	Sole Dispositive Power 18,169

	10.	Shared Dispositive Power 7,684

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,853

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE

GENERAL RULES AND REGULATIONS

UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the Common Stock, no par value (the “Common Stock”) of BCB Bancorp, Inc., a New Jersey corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 104-110 Avenue C, Bayonne, NJ  07002.

Item 2.	Identity and Background

(a) – (c).  This statement is being filed by a group of shareholders of the Issuer and prospective nominees for director, acting as the Committee for Sound Corporate Governance (the “Committee”).  The Committee is an unincorporated association with a principal place of business at c/o Hughes & Finnerty, P.C., 25 West 8th Street, Bayonne, New Jersey  07002.  The following individuals (collectively, with the Committee, the “Reporting Persons”) constitute the Committee:  Donald S. Cymbor, Sr., Robert G. Doria, Susan Ferraro, Phyllis Wasserman Garelick, John J. Hughes, Virginia Boele Kemp, Dr. Gary R. Maita, Michael Masone, H. Mickey McCabe,  Kenneth R. Poesl, Henry Sanchez, Mark A. Smith, and Joseph Tagliareni.

Donald S. Cymbor, Sr. is the owner and manager of Bayonne Memorial Home, Inc., 854 Avenue C, Bayonne, NJ  07002, and the owner and director of the William Kohoot Funeral Home, 86 West 14th Street, Bayonne, New Jersey  07002.

Robert G. Doria is a Certified Public Accountant and serves as a Tax Commissioner for the State of New Jersey Hudson County Board of Taxation.  Mr. Doria’s firm, Donohue, Gironda & Doria, CPAs, is located at 310 Broadway, Bayonne, New Jersey  07002.

Susan Ferraro is an attorney in private practice.  Since July 2000, Ms. Ferraro has served as an assistant attorney/ municipal prosecutor for the City of Bayonne.  Ms. Ferraro’s firm, Law Offices of Susan Ferraro, is located at 766-768 Broadway, Bayonne, New Jersey  07002.

Phyllis Wasserman Garelick is retired from the Elizabeth Board of Education, for which she served as teacher, guidance counselor, principal and supervisor of the guidance program.  Ms. Garelick’s address is 31 Park View Terrace, Bayonne, New Jersey  07002.

John J. Hughes is an attorney in private practice with the law firm of Hughes & Finnerty, P.C.  Mr. Hughes’s business address is 25 West 8th Street, Bayonne, New Jersey  07002.

Virginia Boele Kemp is a travel agent and event planner, and is the owner and President of Four Seasons Travel.  Ms. Kemp’s business address is 923 Broadway, Bayonne, New Jersey  07002.

Dr. Gary R. Maita is a general dentist and a partner in the South Hudson Dental Group.  Dr. Maita’s business address is 919 Broadway, Bayonne, New Jersey  07002.

Michael Masone is a lawyer in private practice with the law firm of Raff & Masone, P.A.  Mr. Masone’s business address is 1081 Avenue C, Bayonne, New Jersey  07002.

H. Mickey McCabe is the founder and President of McCabe Ambulance Service and the McCabe Institute of Emergency Preparedness.  Mr. McCabe’s business address is 7 East 41st St., Bayonne, New Jersey  07002.

Kenneth R. Poesl is the owner and President of Ken’s Marine Service, an environmental remediation service company.  Mr. Poesl’s business address is 116 East 22nd Street, Bayonne, New Jersey  07002.

Henry Sanchez is a retired federal employee with combined military and civilian service of 51 years, who served with the United States Navy.  Mr. Sanchez’s address is 11 Kennedy Boulevard, Bayonne, New Jersey  07002.

Mark A. Smith is the Director of Law Enforcement for the City of Bayonne.  Mr. Smith’s business address is 630 Avenue C, Bayonne, New Jersey  07002.

Joseph Tagliareni is the President and Chief Executive Officer of J & J Printing.  Mr. Tagliareni’s business address is 1023 Broadway, Bayonne, New Jersey  07002.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            Each of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
This Schedule 13D is filed as a result of the formation of the Committee by the other Reporting Persons for the purpose identified in Item 4. The Committee owns no shares of the

Issuer’s common stock and all of the shares held by the other Reporting Persons were acquired with personal funds, except for the borrowings disclosed in Item 5.

Item 4.	Purpose of Transaction

The shares owned by Reporting Persons were acquired for personal investment.

The Committee includes eight current members of the Issuer’s Board of Directors, including the former Chairman of the Board of Directors of the Issuer.  The members of the Committee believe that the other members of the Issuer’s Board have failed to act in accordance with sound corporate governance principles.  Specifically, the Committee believes that at the direction of the other directors, the Board has acted arbitrarily regarding its consideration of important matters.  The Committee intends to propose an alternative slate of directors at the Issuer’s next annual meeting of shareholders.

Other than the foregoing, the Committee does not have any current plans or proposals of the type described in items (a) through (j) of Item 4.  The Committee reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer

Each of the Reporting Persons disclaims beneficial ownership of shares of the Issuer owned by any other Reporting Person.  Assuming, however, that the Committee may be considered to beneficially own the shares beneficially owned by the members of the Committee, the Committee’s beneficial ownership would be 431,283 shares, or 20.6% of outstanding shares.

Name	Number of Shares of Common Stock Beneficially Owned		Percentage
Donald S. Cymbor, Sr.	77,799	(1)	3.7%
Robert G. Doria	25,695	(2)	1.2%
Susan Ferraro	1,331	(3)	0.1%
Phyllis Wasserman Garelick	41,884	(4)	2.0%
John J. Hughes	14,281	(5)	0.7%
Virginia Boele Kemp	2,541		0.1%
Gary R. Maita	60,994	(6)	2.9%
Michael Masone	1,876		0.1%
H. Mickey McCabe	68,591	(7)	3.3%
Kenneth R. Poesl	109,143	(8)	5.2%
Henry Sanchez	2,420		0.1%
Mark A. Smith	——		0.0%
Joseph Tagliareni	25,853	(10)	1.2%

(1)          Includes 16,335 shares held by Mr. Cymbor’s son.

(2)          Includes 333 shares owned by the accounting firm by which Mr. Doria is employed, 6,049 shares held jointly with Mr. Doria’s spouse, and 1,809 shares owned by or for the benefit of Mr. Doria’s spouse and children.

(3)          Represents shares held by Ms. Ferraro and her sister jointly.

(4)          Includes 32,186 shares held by Ms. Garelick and her spouse jointly, and 9,698 shares held by Ms. Garelick individually.

(5)          Includes 303 shares owned by Mr. Hughes’s spouse.

(6)          Includes 9,143 shares owned by Dr. Maita’s spouse and children, and 665 shares owned by a company controlled by Dr. Maita.

(7)          Includes 49,610 shares held by Mr. McCabe and his spouse jointly and 5,989 shares owned by Mr. McCabe’s spouse.

(8)          Includes 999 shares owned by companies of which Mr. Poesl is the sole owner, and 1,597 shares owned by Mr. Poesl’s spouse and children.

(9)          Includes 666 shares owned by a company of which Mr. Tagliareni is the sole owner, 7,018 shares held jointly by Mr. Tagliareni and his spouse, and 666 shares owned by Mr. Tagliareni’s children.

The following table sets forth all purchases and sales of the Issuer’s common stock by individual Reporting Persons since January 7, 2004. Susan Ferraro, Virginia Boele Kemp,  Michael Masone, Henry Sanchez and Mark A. Smith have not purchased shares of the Issuer’s stock within that time period.  Each of the Reporting Persons who did purchase shares since January 7, 2004 used their personal funds to purchase the above-referenced shares, except for Gary Maita, H. Mickey McCabe, and Joseph Tagliareni.  Dr. Maita borrowed funds from a bank which made the loan in the ordinary course of business.  Dr. Maita’s loan is for a term of 180 months and accrues interest at an annual rate of 6.009%.  Messrs. McCabe and Tagliareni each borrowed funds for the acquisition of such shares from Ellisen Partners, L.L.C., 141 Stirling Road, Watchung, New Jersey 07069.  Each of these loans provides for a six-month term and interest to accrue at an annual rate of 7.5%.  Jeffrey Bonner controls Ellisen Partners, L.L.C.  The loans by Ellisen Partners, L.L.C. to Messrs. McCabe and Tagliareni were made without any intent by Ellisen Partners, L.L.C. or Mr. Bonner to participate in a proxy contest by the Committee, and Ellisen Partners, L.L.C. and Mr. Bonner disclaim that they are participants in the Committee’s proxy contest.

Name	Date	Transactions	No. of Shares	Price Per Share	Nature of Transaction

Donald S. Cymbor, Sr.	2/13/04	Purchase	2,382	$14.59	Exercise of options
	2/13/04	Purchase	2,212	$8.26	Exercise of options
Robert G. Doria	2/13/04	Purchase	1,982	$14.59	Exercise of options
	2/13/04	Purchase	2,212	$8.26	Exercise of options
Susan Ferraro	—	—	—	—	—
Phyllis W. Garelick	2/17/04	Purchase	2,162	$14.59	Exercise of options
	2/17/04	Purchase	2,212	$8.26	Exercise of options
John J. Hughes	2/20/04	Purchase	1,878	$14.59	Exercise of options
Virginia B. Kemp	—	—	—	—	—
Gary R. Maita	2/26/04	Purchase	2,388	$14.59	Exercise of options
	2/26/04	Purchase	2,212	$8.26	Exercise of options
Michael Masone	—	—	—	—	—
H. Mickey McCabe	3/05/04	Purchase	2,462	$14.59	Exercise of options
	3/05/04	Purchase	2,212	$8.26	Exercise of options
Kenneth R. Poesl	2/13/04	Purchase	3,011	$14.59	Exercise of options
	2/13/04	Purchase	2,212	$8.26	Exercise of options
Henry Sanchez	—	—	—	—	—
Mark A. Smith	—	—	—	—	—
Joseph Tagliareni	3/5/04	Purchase	1,981	$14.59	Exercise of options
	3/5/04	Purchase	2,212	$8.26	Exercise of options

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than stock option agreements evidencing stock options granted to Reporting Persons who are directors of the Issuer  (Cymbor, Doria, Garelick, Hughes, Maita, McCabe, Poesl, and Tagliareni), and except that each of the Reporting Persons has verbally agreed to be a member of the Committee for Sound Corporate Governance for the purpose set forth in Item 4 above, each of the Reporting Persons presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following Exhibit A is attached hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2004	COMMITTEE FOR SOUND CORPORATE GOVERNANCE
DONALD S. CYMBOR, SR.
ROBERT G. DORIA
SUSAN FERRARO
PHYLLIS WASSERMAN GARELICK
JOHN J. HUGHES
VIRGINIA BOELE KEMP
GARY R. MAITA
MICHAEL MASONE
H. MICKEY MCCABE
KENNETH R. POESL
HENRY SANCHEZ
MARK A SMITH
JOSEPH TAGLIARENI

By:	/s/
John J. Hughes, Attorney-in-Fact

Exhibit A

Joint Filing Agreement and Power of Attorney

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of BCB Bancorp, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints John J. Hughes as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the joint statement on Schedule 13D (including any and all amendments thereto), as described above, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

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In evidence thereof, the undersigned hereby execute this Agreement his 8th day of March, 2004.

/s/ Donald S. Cymbor, Sr.
Donald S. Cymbor, Sr.

/s/ Robert G. Doria
Robert G. Doria

/s/ Susan Ferraro
Susan Ferraro

/s/ Phyllis Wasserman Garelick
Phyllis Wasserman Garelick

/s/ John J. Hughes
John J. Hughes

/s/ Virginia Boele Kemp
Virginia Boele Kemp

/s/ Gary R. Maita
Gary R. Maita

/s/ Michael Masone
Michael Masone

/s/ H. Mickey McCabe
H. Mickey McCabe

/s/ Kenneth R. Poesl
Kenneth R. Poesl

/s/ Henry Sanchez
Henry Sanchez

/s/ Mark A. Smith
Mark A. Smith

/s/ Joseph Tagliareni
Joseph Tagliareni